Filed by Journal Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Subject Company: Journal Communications, Inc.

Commission File No.:  333- 200388

Date: December 16, 2014

FCC approval

Email from Steve Smith to all employees

Target send date: December 16

This communication will be filed.

[Subject line:] Journal and Scripps receive FCC approval

Good afternoon, everyone,

Late last week, the Federal Communications Commission approved the applications of Journal Communications and The E.W. Scripps Company authorizing a transfer of control of Journal’s TV and radio station licenses to Scripps upon the closing of the transaction, which is expected in the first half of 2015.

As we said upon announcing the transaction, one of the benefits of working with Scripps was that we did not foresee any issues under the FCC’s rules because Journal and Scripps, for the most part, operate in different markets.

On Friday, we closed on the sale of one of our Wichita stations, KFTI-FM (92.3), to comply with FCC ownership limits there. The “classic country” format that was heard on 92.3 has moved to AM 1070, which now has the KFTI call letters.  92.3 was sold to an affiliate of Envision, Inc., a not-for-profit organization that promotes nationwide advocacy for those who are blind or visually impaired. The organization plans to use the station to broadcast blind and visually impaired programming, as well as support to other not-for-profit organizations in the region. We are very pleased that we found a new owner that will use the station for the benefit of the entire Wichita community.

We are also required to divest one of our television stations in Boise prior to the closing of the transaction with Scripps. The FCC approved our plan to transfer one of our Boise TV stations to a divestiture trust at the closing with Scripps in the event that the station has not been sold by then.

FCC approval was one of the major milestones in this transaction, but there are certainly more to come. Last month, Scripps filed an S-4 registration statement with the SEC, which included a preliminary joint proxy statement of Journal and Scripps.  This filing also included detailed financial information, descriptions of the separate publishing and broadcasting businesses that will result from the transactions, and information about the share exchange in which shares of Journal Communications stock will be exchanged for shares of Scripps and Journal Media Group stock. After this document obtains SEC clearance, we’ll begin the process for holding the shareholder vote.  We will provide you with more information about the voting process at a later date.

Until the closing, our FCC licenses remain the responsibility of Journal Communications. After the closing, when our stations become part of Scripps, I have no doubt they will be a truly integral part of Scripps’ growing TV, radio and digital offerings across the country.

We will continue to provide you with transaction updates on a regular basis. In the meantime, thank you to those of you helping us through the transition planning process and thank you to all employees, as always, for your commitment to the success of our company.

Steve

Additional Information and Where to Find It

The proposed transactions involving Journal and Scripps will be submitted to the holders of class A and class B common stock of Journal and to the holders of Common Voting shares of Scripps for their consideration. In connection with the proposed transactions, on November 20, 2014, Scripps filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) that included a preliminary joint proxy statement of Journal and Scripps and that also constitutes a preliminary prospectus of Scripps.  This registration statement has not yet been declared effective.  Journal urges investors and shareholders to read the registration statement and preliminary joint proxy statement/prospectus, as well as other documents filed with the SEC, because they contain important information.  Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Journal upon request to Jason R. Graham, Senior Vice President - Finance and Chief Financial Officer, at 414-224-2440 or jgraham@jrn.com, or from Scripps Investor Relations, Carolyn Micheli, at carolyn.micheli@scripps.com or 513-977-3732.

Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Journal and the combined businesses of Journal and Scripps and certain plans and objectives of Journal with respect thereto, including the expected benefits of the proposed spin and merger transactions. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, licensing requirements and tax matters; and the possibility that the proposed transactions do not close, including, but not limited to, due to the failure to satisfy the closing conditions. These forward-looking statements are based on numerous assumptions and assessments made by Journal in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication.  Journal does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Journal’s Annual Report on Form 10-K for the fiscal year ended December 29, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Participants in Solicitation

Journal, Scripps and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions under the rules of the SEC.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transactions will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about Journal’s directors and executive officers in its Annual Report for the year ended December 29, 2013 on Form 10-K filed with the SEC on March 10, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  You can find information about Scripps’s directors and executive officers in its Annual Report for the year ended December 31, 2013 on Form 10-K filed with the SEC on March 4, 2014 and the definitive proxy statement relating to its 2014 Annual Meeting of Shareholders filed with the SEC on March 21, 2014.  These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.